CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Performance Leveraged Upside Securities due 2009	$13,800,000	$423.66

December 2007 Pricing Supplement No. 441 Registration Statement No. 333-131266 Dated December 21, 2007 Filed pursuant to Rule 424(b)(2)
S T R U C T U R E D  I N V E S T M E N T S
Opportunities in Equities
PLUS based on the PowerShares® WilderHill Clean Energy Portfolio due January 20, 2009
Performance Leveraged Upside SecuritiesSM
The PLUS are senior unsecured obligations of Morgan Stanley, will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the accompanying prospectus supplement for PLUS and prospectus, as supplemented or modified by this pricing supplement.  At maturity, if the PowerShares WilderHill Clean Energy Portfolio has appreciated, investors will receive the stated principal amount of their investment plus leveraged upside performance of the PowerShares WilderHill Clean Energy Portfolio.  At maturity, if the PowerShares WilderHill Clean Energy Portfolio has depreciated, the investor will lose 1% for every 1% decline, which is not subject to a minimum payment at maturity.  The PLUS are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes Program.
FINAL TERMS
Issuer:	Morgan Stanley
Maturity date:	January 20, 2009
Underlying shares:	Shares of the PowerShares WilderHill Clean Energy Portfolio
Aggregate principal amount:	$13,800,000
Payment at maturity:	▪ If final share price is greater than initial share price,
$10 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
▪ If final share price is less than or equal to initial share price,
$10 x (final share price / initial share price)
This amount will be less than or equal to the stated principal amount of $10.
Share percent increase:	(final share price – initial share price) / initial share price
Leveraged upside payment:	$10 x leverage factor x share percent increase
Initial share price:	$27.62, the closing price of one share of the underlying shares on the pricing date
Final share price:	The closing price of one share of the underlying shares on the valuation date times the adjustment factor.
Valuation date:	January 15, 2009, subject to adjustment for certain market disruption events.
Leverage factor:	300%
Maximum payment at maturity:	$12.35 (123.5% of the stated principal amount)
Stated principal amount:	$10
Issue price:	$10 (see “Commissions and Issue Price” below)
Pricing date:	December 21, 2007
Original issue date:	December 31, 2007 (5 business days after the pricing date)
Adjustment factor:	1.0, subject to adjustment in the event of certain events affecting the underlying shares.
CUSIP:	61747W729
Listing:	The PLUS will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
Per PLUS	$10.00	$0.15	$9.85
Total	$13,800,000	$207,000	$13,593,000
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of PLUS purchased by that investor.  The lowest price payable by an investor is $9.95 per PLUS.  Please see “Syndicate Information” on page 4 for further details.

(2)	For additional information, see “Plan of Distribution” in the prospectus supplement for PLUS.
The PLUS involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 7.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Amendment No. 2 to Prospectus Supplement for PLUS dated October 24, 2007
Prospectus dated January 25, 2006

PLUS based on the PowerShares WilderHill Clean Energy Portfolio due January 20, 2009
Performance Leveraged Upside SecuritiesSM

Fact Sheet

The PLUS offered are senior unsecured obligations of Morgan Stanley, will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the prospectus supplement for PLUS and the prospectus, as supplemented or modified by this pricing supplement.  At maturity, an investor will receive for each stated principal amount of PLUS that the investor holds, an amount in cash that may be more or less than the stated principal amount based upon the closing price of one underlying share at maturity.  The PLUS are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.

Key Dates
Pricing Date:	Original Issue Date (Settlement Date):	Maturity Date:
December 21, 2007	December 31, 2007 (5 business days after the pricing date)	January 20, 2009, subject to postponement due to a market disruption event
Key Terms
Issuer:	Morgan Stanley
Underlying shares:	Shares of the PowerShares WilderHill Clean Energy Portfolio
Issue price:	$10 per PLUS. See “Syndicate Information” on page 4.
Aggregate Principal Amount	$13,800,000
Stated principal amount:	$10 per PLUS
Denominations:	$10 per PLUS and integral multiples thereof
Interest:	None
Bull market or bear market PLUS:	Bull market PLUS
Payment at maturity:	▪	If the final share price is greater than the initial share price,
$10 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
	▪	If the final share price is less than or equal to the initial share price,
$10 x share performance factor
This amount will be less than or equal to the stated principal amount of $10.
Leveraged upside payment:	$10 x leverage factor x share percent increase
Leverage factor:	300%
Share percent increase:	(final share price – initial share price) / initial share price
Initial share price:	The closing price of one underlying share on the pricing date.
Final share price:	The closing price of the one underlying share on the valuation date as published under the Bloomberg ticker symbol “PBW” or any successor symbol times the adjustment factor.
Valuation date:	January 15, 2009, subject to adjustment for certain market disruption events.
Share performance factor:	(final share price / initial share price)
Maximum payment at maturity:	$12.35 (123.5% of the stated principal amount)
Adjustment factor:	1.0, subject to adjustment in the event of certain events affecting the underlying shares.
Postponement of maturity date:
If the scheduled valuation date is not a trading day or if a market disruption event occurs on that day so that the valuation date as postponed falls less than two scheduled trading days prior to the scheduled maturity date, the maturity date of the PLUS will be postponed until the second scheduled trading day following that valuation date as postponed.

Risk factors:	Please see “Risk Factors” on page 7.

December 2007	Page 2

PLUS based on the PowerShares WilderHill Clean Energy Portfolio due January 20, 2009
Performance Leveraged Upside SecuritiesSM

General Information
Listing:	The PLUS will not be listed on any securities exchange.
CUSIP:	61747W729
Minimum ticketing size:	100 PLUS
Tax considerations:	Although the issuer believes that, under current law, the PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in the PLUS.
Assuming this characterization of the PLUS is respected and subject to the discussion in “United States Federal Taxation” in the accompanying prospectus supplement for PLUS, the following U.S. federal income tax consequences should result based on current law:
▪ A U.S. Holder should not be required to recognize taxable income over the term of the PLUS prior to maturity, other than pursuant to a sale or exchange.
▪ Upon sale, exchange or settlement of the PLUS at maturity, a U.S. Holder should generally recognize gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the PLUS. Subject to the discussion below concerning the potential application of the “constructive ownership” rule under Section 1260 of the Internal Revenue Code of 1986, as amended, any capital gain or loss recognized upon sale, exchange or settlement of a PLUS should be long-term capital gain or loss if the U.S. Holder has held the PLUS for more than one year at such time.
As discussed in the accompanying prospectus supplement under “United States Federal Taxation ─ Tax Consequences to U.S. Holders ─ Tax Treatment of the PLUS ─ Possible Application of Section 1260 of the Code,” although the matter is not clear, there is a substantial risk that an investment in the PLUS will be treated as a “constructive ownership transaction.” If this treatment applies, it is not clear to what extent any long-term capital gain of the U.S. Holder in respect of the PLUS will be recharacterized as ordinary income (which ordinary income would also be subject to an interest charge). U.S. investors should consult their tax advisors regarding the potential application of the “constructive ownership” rule.
On December 7, 2007, the Treasury Department and IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments (such as the PLUS). The notice focuses in particular on whether to require holders of such instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as exchange-traded status of the instruments and the nature of the underlying property to which they are linked; the degree, if any, to which any income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these investments are or should be subject to the “constructive ownership” regime. While the notice requests comments on appropriate transition rules and effective dates, Treasury regulations or other guidance, if any, issued after consideration of these issues could materially and adversely affect the tax consequences of an investment in the PLUS, possibly on a retroactive basis.

Both U.S. and non-U.S. investors considering an investment in the PLUS should read the discussion under “Risk Factors ― Structure Specific Risk Factors” in this pricing supplement and the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for PLUS and consult their tax advisers regarding the U.S. federal income tax consequences of investing in the PLUS as well as the notice described above and its potential implications for an investment in the PLUS.

Trustee:	The Bank of New York (as successor trustee to JPMorgan Chase Bank, N.A.)
Calculation agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)
Use of proceeds and hedging:	The net proceeds we receive from the sale of the PLUS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the PLUS through one or more of our subsidiaries.
On or prior to the pricing date, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the PLUS by taking positions in the underlying shares and in futures and options contracts on the underlying shares. Such purchase activity could have increased the price of the underlying shares, and therefore the price at which the underlying shares must close on the valuation date before investors would receive at maturity a payment that exceeds the

December 2007	Page 3

PLUS based on the PowerShares WilderHill Clean Energy Portfolio due January 20, 2009
Performance Leveraged Upside SecuritiesSM

principal amount of the PLUS. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement for PLUS.
ERISA:	See “ERISA” in the prospectus supplement for PLUS.
Contact:	Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776). All other clients may contact their local brokerage representative. Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

Syndicate Information
Issue price of the PLUS	Selling concession	Principal amount of PLUS for any single investor
$10.00	$0.15	<$999K
$9.975	$0.125	$1MM-$2.99MM
$9.9625	$0.1125	$3MM-$4.99MM
$9.95	$0.10	>$5MM

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the PLUS distributed by such dealers.

This offering summary represents a summary of the terms and conditions of the PLUS.  We encourage you to read the accompanying prospectus supplement for PLUS and prospectus related to this offering, which can be accessed via the hyperlinks on the front page of this document.

December 2007	Page 4

PLUS based on the PowerShares WilderHill Clean Energy Portfolio due January 20, 2009
Performance Leveraged Upside SecuritiesSM

How PLUS Work

Payoff Diagram
The payoff diagram below illustrates the payment at maturity on the PLUS based on the following terms:

Stated principal amount:	$10
Leverage factor:	300%
Maximum payment at maturity:	$12.35 (123.5% of the stated principal amount)

PLUS Payoff Diagram

How it works
▪
If the final share price is greater than the initial share price, then investors receive the $10 stated principal amount plus 300% of the appreciation of the underlying shares over the term of the PLUS, subject to the maximum payment at maturity.  In the payoff diagram, an investor will realize the maximum payment at maturity at a final share price of 123.5% of the initial share price.

▪	If the underlying shares appreciate 5%, the investor would receive a 15% return, or $11.50.

▪	If the underlying shares appreciate 25%, the investor would receive the maximum payment at maturity of 123.5% of the stated principal amount, or $12.35.

▪
If the final share price is less than or equal to the initial share price, the investor would receive an amount less than or equal to the $10 stated principal amount, based on a 1% loss of principal for each 1% decline in the price of the underlying shares.

▪	If the underlying shares depreciate 10%, the investor would lose 10% of their principal and receive only $9 at maturity, or 90% of the stated principal amount.

December 2007	Page 5

PLUS based on the PowerShares WilderHill Clean Energy Portfolio due January 20, 2009
Performance Leveraged Upside SecuritiesSM

Payment at Maturity

At maturity, investors will receive for each $10 stated principal amount of PLUS that they hold an amount in cash based upon the price of the underlying shares, determined as follows:

If the final share price is greater than the initial share price:

$10    +    Leveraged Upside Payment:

subject to the maximum payment at maturity of $12.35, or 123.5% of the stated principal amount, for each PLUS,

		Leveraged Upside Payment
Principal		Principal		Leverage Factor		Share Percent Increase
$10	+	$10	x	300%	x

If the final share price is less than or equal to the initial share price:

$10    ✗    Share Performance Factor

Principal		Share Performance Factor
$10	x	final share price initial share price

Because the share performance factor will be less than or equal to 1.0, this payment will be less than or equal to $10.

December 2007	Page 6

PLUS based on the PowerShares WilderHill Clean Energy Portfolio due January 20, 2009
Performance Leveraged Upside SecuritiesSM

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the PLUS.  For further discussion of these and other risks, you should read the section entitled “Risk Factors” beginning on page S-18 of the prospectus supplement for PLUS.  We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the PLUS.

Structure Specific Risk Factors

▪
PLUS do not pay interest nor guarantee return of principal.  The terms of the PLUS differ from those of ordinary debt securities in that the PLUS do not pay interest nor guarantee payment of the principal amount at maturity.  If the final share price is less than the initial share price, the payout at maturity will be an amount in cash that is less than the $10 stated principal amount of each PLUS by an amount proportionate to the decrease in the price of the underlying shares.

▪
Appreciation potential is limited.  The appreciation potential of PLUS is limited by the maximum payment at maturity of $12.35, or 123.5% of the stated principal amount.  Although the leverage factor provides 300% exposure to any increase in the price of the underlying shares as of the valuation date, because the payment at maturity will be limited to 123.5% of the stated principal amount for the PLUS, the percentage exposure provided by the leverage factor is progressively reduced as the final share price exceeds approximately 7.83% of the initial share price.

▪
Market price of the PLUS influenced by many unpredictable factors.  Several factors will influence the value of the PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the PLUS in the secondary market, including: the trading price and volatility of the shares of the WilderHill Clean Energy Index Portfolio, dividend rate on the shares composing the WilderHill Clean Energy Index, interest and yield rates in the market, time remaining to maturity, geopolitical conditions and economic, financial, political, regulatory or judicial events and the creditworthiness of the issuer.

▪
There are risks associated with investments in securities with concentration in a single and developing sector.  The stocks included in the WilderHill Clean Energy Index and that are generally tracked by the underlying shares are stocks of companies involved in the development, design, construction and delivery of clean energy.  The clean energy industry is currently developing and can be significantly affected by obsolescence of existing technology, short product cycles, falling prices and profits, competition from new market entrants and general economic conditions.  Furthermore, the clean energy industry can be significantly affected by intense competition and legislation resulting in more strict government regulations and enforcement policies and specific expenditures for cleanup efforts, and can be subject to risks associated with hazardous materials.

The clean energy industry can also be significantly affected by fluctuations in energy prices and supply and demand of alternative energy fuels, energy conservation, the success of exploration projects and tax and other government regulations.  The industry also can be significantly affected by the supply of and demand for specific products or services, the supply of and demand for oil and gas, the price of oil and gas, production spending, government regulation, world events and economic conditions.

Shares in the companies involved in this industry have been significantly more volatile than shares of companies operating in other more established industries. Certain valuation methods currently used to value companies involved in the alternative power and power technology sectors, particularly those companies that have not yet traded profitably, have not been in widespread use for a significant period of time. As a result, the use of these valuation methods may serve to increase further the volatility of certain alternative power and power technology company share prices.

This industry sector is relatively nascent and under-researched in comparison to more established and mature sectors, and should therefore be regarded as having greater investment risk. Changes in U.S., European and other governments’ policies towards alternative power and power technology also may have an adverse effect on the performance of the PowerShares WilderHill Clean Energy Portfolio and, accordingly, your investment in the PLUS.

The PowerShares WilderHill Clean Energy Portfolio may invest in the shares of companies with a limited operating history, some of which may never have traded profitably. Investment in young companies with a short operating history is generally riskier than investment in companies with a longer operating history. The PowerShares

December 2007	Page 7

PLUS based on the PowerShares WilderHill Clean Energy Portfolio due January 20, 2009
Performance Leveraged Upside SecuritiesSM

WilderHill Clean Energy Portfolio, is composed of securities issued by companies operating in a limited number of industries, will carry greater risk and may be more volatile than a portfolio composed of securities issued by companies operating in a wide variety of different industries. The price of crude oil, natural gas, electricity produced from traditional hydro power and that generated from nuclear power and possibly other as yet undiscovered energy sources could potentially have a negative impact on the competitiveness of renewable energies.

▪
Adjustments to the underlying shares or to the WilderHill Clean Energy Index could adversely affect the value of the PLUS.  PowerShares Capital Management LLC is the investment adviser to the PowerShares WilderHill Clean Energy Portfolio, which seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the WilderHill Clean Energy Index.  Wildershares, LLC is responsible for calculating and maintaining the WilderHill Clean Energy Index.  Wildershares, LLC can add, delete or substitute the stocks underlying the WilderHill Clean Energy Index or make other methodological changes that could change the value of the WilderHill Clean Energy Index.  Pursuant to its investment strategy or otherwise, PowerShares Capital Management LLC may add, delete or substitute the stocks composing the PowerShares WilderHill Clean Energy Portfolio.  Any of these actions could adversely affect the price of the underlying shares and, consequently, the value of the PLUS.

▪
Not equivalent to investing in the underlying shares.  Investing in the PLUS is not equivalent to investing in the underlying shares or the WilderHill Clean Energy Index.  Investors in the PLUS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the underlying shares or the stocks that constitute the WilderHill Clean Energy Index.

▪
The underlying shares and the WilderHill Clean Energy Index are different.  The performance of the underlying shares may not exactly replicate the performance of the WilderHill Clean Energy Index because the PowerShares WilderHill Clean Energy Portfolio will reflect transaction costs and fees that are not included in the calculation of the WilderHill Clean Energy Index.  It is also possible that the PowerShares WilderHill Clean Energy Portfolio may not fully replicate or may in certain circumstances diverge significantly from the performance of the WilderHill Clean Energy Index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in this fund or due to other circumstances.  PowerShares Capital Management LLC may invest up to 10% of the PowerShares WilderHill Clean Energy Portfolio’s assets in securities not in the WilderHill Clean Energy Index which PowerShares Capital Management LLC believes are appropriate to substitute for certain securities in the WilderHill Clean Energy Index or utilize various combinations of other available investment techniques, in seeking to track the WilderHill Clean Energy Index.

▪
The antidilution adjustments the calculation agent is required to make do not cover every event that could affect the underlying shares.  MS & Co., as calculation agent, will adjust the amount payable at maturity for certain events affecting the underlying shares.  However, the calculation agent will not make an adjustment for every event that could affect the underlying shares.  If an event occurs that does not require the calculation agent to adjust the amount payable at maturity, the market price of the PLUS may be materially and adversely affected.

▪
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase PLUS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the PLUS, as well as the projected profit included in the cost of hedging the issuer’s obligations under the PLUS.  In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

▪
The U.S. federal income tax consequences of an investment in the PLUS are uncertain. Please read the discussion under “Fact Sheet ― General Information ― Tax Considerations” in this pricing supplement and the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for PLUS (together the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of investing in the PLUS.  As discussed in the Tax Disclosure Sections, there is a substantial risk that, even if the treatment of a PLUS as an “open transaction” is respected, the “constructive ownership” rule could apply, in which case all or a portion of any long-term capital gain recognized by a U.S. Holder might be recharacterized as ordinary income (which ordinary income would also be subject to an interest charge).  Alternatively, the Internal Revenue Service (the “IRS”) might succeed in challenging the treatment of a PLUS as an “open transaction,” in which case the timing and character of income on the PLUS might differ significantly from the tax treatment described in the Tax Disclosure Sections.  For

December 2007	Page 8

PLUS based on the PowerShares WilderHill Clean Energy Portfolio due January 20, 2009
Performance Leveraged Upside SecuritiesSM

example, under one characterization, U.S. Holders could be required to accrue original issue discount on the PLUS every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the PLUS as ordinary income.  The issuer does not plan to request a ruling from the IRS regarding the tax treatment of the PLUS, and the IRS or a court may not agree with the tax treatment of a PLUS described in this pricing supplement and the accompanying prospectus supplement.  On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments (such as the PLUS).  The notice focuses in particular on whether to require holders of such instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as exchange-traded status of the instruments and the nature of the underlying property to which they are linked; the degree, if any, to which any income (including any mandated accruals) recognized by non-U.S. holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime.  While the notice requests comments on appropriate transition rules and effective dates, Treasury regulations or other forms of guidance, if any, issued after consideration of these issues could materially and adversely affect the tax consequences of an investment in the PLUS, possibly on a retroactive basis.  Both U.S. and non-U.S. investors considering an investment in the PLUS should consult their tax advisers regarding the notice and its potential implications for an investment in the PLUS.

Other Risk Factors

▪
Secondary trading may be limited.  Secondary trading may be limited, and the inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices and you could receive less, and possibly significantly less, than the stated principal amount per PLUS if you try to sell your PLUS prior to maturity.

▪
Potential adverse economic interest of the calculation agent.  The hedging or trading activities of the issuer’s affiliates on or prior to the pricing date and prior to maturity could adversely affect the price of the underlying shares and, as a result, could decrease the amount an investor may receive on the PLUS at maturity.  Any of these hedging or trading activities on or prior to the pricing date could potentially have affected the initial share price and, therefore, could have increased the price at which the underlying shares must close before an investor receives a payment at maturity that exceeds the issue price of the PLUS.  Additionally, such hedging or trading activities during the term of the PLUS, including on the valuation date, could potentially affect the price of the underlying shares on the valuation date and, accordingly, the amount of cash an investor will receive at maturity.

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PLUS based on the PowerShares WilderHill Clean Energy Portfolio due January 20, 2009
Performance Leveraged Upside SecuritiesSM

Information about the Underlying Shares

The PowerShares WilderHill Clean Energy Portfolio
The PowerShares WilderHill Clean Energy Portfolio is an exchange-traded fund managed by The PowerShares Exchange-Traded Fund Trust (the “Trust”), a registered investment company, which seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the WilderHill Clean Energy Index.  It is possible that this fund may not fully replicate the performance of the WilderHill Clean Energy Index due to the temporary unavailability of certain securities in the secondary market or due to other extraordinary circumstances. Information provided to or filed with the Securities and Exchange Commission (the “Commission”) by the Trust pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to Commission file numbers 333-102228 and 811-21265, respectively, through the Commission’s website at http://www.sec.gov.  In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.  We make no representation or warranty as to the accuracy or completeness of such information.

This pricing supplement relates only to the PLUS offered hereby and do not relate to the underlying shares.  We have derived all disclosures contained in this pricing supplement regarding the Trust from the publicly available documents described in the preceding paragraph.  In connection with the offering of the PLUS, neither we nor the agent has participated in the preparation of such documents or made any due diligence inquiry with respect to the Trust.  Neither we nor the Agent makes any representation that such publicly available documents or any other publicly available information regarding the Trust is accurate or complete.  Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the underlying shares (and therefore the price of the underlying shares at the time we priced the PLUS) have been publicly disclosed.  Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the Trust could affect the value received at maturity with respect to the PLUS and therefore the trading prices of the PLUS.

Neither we nor any of our affiliates makes any representation to you as to the performance of the underlying shares.

We and/or our affiliates may presently or from time to time engage in business with the Trust.  In the course of such business, we and/or our affiliates may acquire non-public information with respect to the Trust, and neither we nor any of our affiliates undertakes to disclose any such information to you.  In addition, one or more of our affiliates may publish research reports with respect to the underlying shares.  The statements in the preceding two sentences are not intended to affect the rights of investors in the PLUS under the securities laws.  As a prospective purchaser of the PLUS, you should undertake an independent investigation of the Trust as in your judgment is appropriate to make an informed decision with respect to an investment in the underlying shares.

PowerShares® is a registered mark of PowerShares Capital Management, LLC (“PCM”).  The PLUS are not sponsored, endorsed, sold, or promoted by PCM.  PCM makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the PLUS.  PCM has no obligation or liability in connection with the operation, marketing, trading or sale of the PLUS.

The WilderHill Clean Energy Index
The WilderHill Clean Energy Index (the “Index”) is a modified equal dollar weighted index comprised of publicly traded companies whose business's may benefit from a transition toward the use of cleaner energy and conservation. The Index is rebalanced each March, June, September and December. The Index divisor was initially determined to yield a benchmark value of 100.00 at the close of trading December 30, 2002. The Index was created by and is a trademark of Wildershares, LLC.  See “The WilderHill Clean Energy Index” in Annex A to this pricing supplement for more information.

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PLUS based on the PowerShares WilderHill Clean Energy Portfolio due January 20, 2009
Performance Leveraged Upside SecuritiesSM

Historical Information
The following table presents the published high, low and end-of-quarter closing share prices for each quarter in the period from March 3, 2005, the date of inception for the PowerShares WilderHill Clean Energy Portfolio, through December 21, 2007.  The closing share price on December 21, 2007 was $27.62.  The issuer obtained the closing share prices and other information below from Bloomberg Financial Markets, without independent verification.  You should not take the historical closing share prices as an indication of future performance.

PowerShares WilderHill Clean Energy Portfolio	High	Low	Period End
2005
First Quarter (beginning March 3, 2005)	15.72	13.99	14.40
Second Quarter	14.89	12.75	14.61
Third Quarter	18.32	14.57	17.70
Fourth Quarter	17.85	15.09	16.19
2006
First Quarter	21.27	16.50	21.24
Second Quarter	23.85	17.65	19.01
Third Quarter	19.24	16.43	16.82
Fourth Quarter	18.42	16.45	17.32
2007
First Quarter	19.55	16.80	18.89
Second Quarter	20.91	18.92	20.82
Third Quarter	23.25	19.99	22.89
Fourth Quarter (through December 21, 2007)	27.62	21.92	27.62

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PLUS based on the PowerShares WilderHill Clean Energy Portfolio due January 20, 2009
Performance Leveraged Upside SecuritiesSM

Where You Can Find More Information

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by an amendment No. 2 to prospectus supplement for PLUS) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for PLUS and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for PLUS if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

▪	Amendment No. 2 to Prospectus Supplement for PLUS dated October 24, 2007:

http://www.sec.gov/Archives/edgar/data/895421/000095010306002844/dp04048_424b2.htm

▪	Prospectus dated January 25, 2006:

http://www.sec.gov/Archives/edgar/data/895421/000095010306000145/jan2506_424b2.txt

Terms used in this pricing supplement are defined in the prospectus supplement for PLUS or in the prospectus.  As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

“Performance Leveraged Upside SecuritiesSM” and “PLUSSM” are our service marks.

December 2007	Page 12

PLUS based on the PowerShares WilderHill Clean Energy Portfolio due January 20, 2009
Performance Leveraged Upside SecuritiesSM

Annex A

The WilderHill Clean Energy Index
The WilderHill Clean Energy Index (the “Index”) is a modified equal dollar weighted index comprised of publicly traded companies whose business's may benefit from a transition toward the use of cleaner energy and conservation. The Index is rebalanced each March, June, September and December. The Index divisor was initially determined to yield a benchmark value of 100.00 at the close of trading December 30, 2002. The Index was created by and is a trademark of Wildershares, LLC (the “Index Provider”).

Index Construction

(1) The Index uses modified equal dollar weighting. No single stock may exceed 3% of the total Index weight at the quarterly rebalancing.

(2) For a stock to be included in the selection universe, a company must be identified as one which has a significant exposure to clean energy, or contribute to the advancement of clean energy or be important to the development of clean energy.

▪
Companies in the Index generally (i) help prevent pollutants such as carbon dioxide, nitrous oxide, sulfur oxide or particulates—and avoid carbon or contaminants that harm oceans, land, air or ecosystems structure, (ii) work to further renewable energy efforts and do so in ecologically and economically sensible ways and (iii) incorporate precautionary principles into their pollution prevention and clean energy efforts.

▪	Companies composing the Index generally will not have their most significant interests in the highest-carbon fuels: oil or coal.

▪	Large companies with interests outside clean energy may be included if they are significant to this sector.

(3) Market capitalization for the majority of Index stocks is $200 million and above. To account for notable but smaller companies sometimes significant to the clean energy field, a minority of Index stocks may have market capitalizations between $50 million and $200 million.

(4) Stocks in the Clean Energy Index generally follow these guidelines:

▪	have three-month average market capitalization of at least $50 million;

▪	have a three-month average closing price above $1.00;

▪
be listed on a major U.S. exchange such as the New York Stock Exchange, The American Stock Exchange or The NASDAQ Stock Market and if a foreign company have their American Depository Receipts listed on one of these exchanges;

▪	reach minimum average daily liquidity requirements for sufficient trade volume.

Calculation Methodology

The Index is calculated using a modified equal dollar weighting methodology. Component securities and weights are determined by their respective sector (as set out below) and size. Each sector is assigned an aggregate weight within the Index. Component companies with less than $200 million in total market capitalization are set to one-half of a percent (0.5%). The remaining components in each sector are equally weighted by using the sector weightings minus the sum of the weights of those companies with less than $200 million in market capitalization. Sector weightings were initially determined by the Index Provider and are reviewed each quarter in conjunction with the scheduled quarterly review of the Index. The component’s weighting cannot exceed four percent (4%) of the Index at the time of each quarterly rebalancing.

Prior to September 2006 the Index was calculated such that all index components within a sector were equally weighted (i.e. the Index prior to September 2006 did not have a minimum 0.5% weighting for components with less than $200 million in total market capitalization) and within each sector, the components weighting could not exceed three percent (3%) of the Index.

December 2007	Page 13

PLUS based on the PowerShares WilderHill Clean Energy Portfolio due January 20, 2009
Performance Leveraged Upside SecuritiesSM

Stock Universe

Companies selected for the Index include companies that contribute to the advancement of clean energy, including those developing and selling energy technologies and energy management services designed to address efficiency and environmental challenges as well as changes in fossil fuel resource abundance.

There is a strong bias in the Index in favor of companies in wind, solar power, hydrogen and fuel cells and directly related industries. Companies in emerging clean energy fields, such as wave, tidal, geothermal and others, will be considered for inclusion in the Index based upon carbon content of the company’s energy source(s), impact upon marine and terrestrial biodiversity, and the degree to which they advance or reflect the clean energy sector.

The Index is currently comprised of companies focused on the following sectors:

Renewable Energy Harvesting. These are the producers of energy that is renewably-made, or manufacturers relevant to green energy such as, for example, the makers of turbines and rotors used for wind power, makers of solar photovoltaic panels and makers of biofuels derived from renewable vegetable crops. Retailers of clean energy systems are included.

Power Delivery and Conservation. Of importance in clean energy systems are the electronics needed to smooth power outputs, convert Direct Current to Alternating Current and match power loads to output, including inverters, equipment for power conditioning and equipment for the transport, power management of hybrid, hydrogen and fuel cell vehicles.  Companies promoting products with energy efficiency and conservation in this sector, including various end-use improvements such as appliance makers designing energy-efficient goods, or products curtailing need for power.

Cleaner Fuels. In the future, hydrogen may become an ‘energy carrier’ by moving power made one place to where it is needed. However, there are numerous daunting technical challenges, including the lack of a hydrogen infrastructure and very high cost. Hydrogen and fuel cells are only in early technical development, not widely commercialized for energy systems, and are still far more costly than fossil fuels.

Energy Storage. This wide-ranging category includes hydrogen storage by compression, hydrides or other means. Most renewable power is not ‘firm’ (meaning not always on, such as solar power that works only by day, or wind power just at windy times, and accordingly companies that seek to join renewable power with energy storage systems are considered for including in the Index.

Energy Conversion. These are devices that convert fuels such as hydrogen to electrical power wherever needed. For instance, fuel cells are electrochemical devices that can directly convert a fuel like hydrogen plus air, to desired electricity. They are more efficient and cleaner than the combustion engines that burn fossil fuels.

Greener Utilities. Among utilities in the United States are explicitly emphasizing cleaner methods of making electric power including wind, solar, biogas, geothermal, hydro and others, and these companies are considered for inclusion in the Index.

December 2007	Page 14

PLUS based on the PowerShares WilderHill Clean Energy Portfolio due January 20, 2009
Performance Leveraged Upside SecuritiesSM

The table below sets out the sectors composing the Index and the component stocks currently included within each sector as of the December 21, 2007:

Sector	Sector Weight	Components	Component Ticker Symbols	Component Weight	Component Country
Renewable Energy Harvesting	43.566%	Applied Materials, Inc.	AMAT	2.110%	USA
		EMCORE Corporation	EMKR	3.745%	USA
		Evergreen Solar, Inc.	ESLR	4.227%	USA
		First Solar, Inc.	FSLR	5.786%	USA
		JA Solar Holdings Co., Ltd.	JASO	3.873%	China
		MEMC Electronic Materials, Inc.	WFR	3.587%	USA
		Ormat Technologies, Inc.	ORA	3.103%	USA
		SunPower Corporation	SPWR	3.909%	USA
		SunTech Power Holdings Co., Ltd.	STP	5.098%	China
		Trina Solar Limited	TSL	2.128%	China
		Yingli Green Energy Holdings Company Limited	YGE	3.502%	China
		Zoltek Companies, Inc.	ZOLT	2.498%	USA
Power Delivery and Conservation	17.572%	American Superconductor Corporation	AMSC	4.066%	USA
		Comverge, Inc.	COMV	1.984%	USA
		Cree, Inc.	CREE	1.731%	USA
		Echelon Corporation	ELON	1.569%	USA
		International Rectifier Corporation	IRF	2.505%	USA
		Itron, Inc.	ITRI	2.396%	USA
		Universal Display Corporation	PANL	2.962%	USA
		UQM Technologies, Inc.	UQM	0.359%	USA
Cleaner Fuels	13.573%	Air Products & Chemicals, Inc.	APD	1.867%	USA
		Cosan Limited	CZZ	1.628%	Brazil
		Nova Biosource Fuels, Inc.	NBF	1.739%	USA
		Pacific Ethanol, Inc.	PEIX	1.836%	USA
		Praxair, Inc.	PX	2.011%	USA
		VeraSun Energy Corporation	VSE	2.946%	USA
		Verenium Corporation	VRNM	1.546%	USA
Energy Storage	10.975%	Active Power, Inc.	ACPW	0.597%	USA
		China BAK Battery, Inc.	CBAK	1.660%	USA
		Energy Conversion Devices, Inc.	ENER	2.880%	USA
		Fuel Systems Solutions, Inc.	FSYS	1.693%	USA
		Maxwell Technologies, Inc.	MXWL	1.371%	USA
		OM Group, Inc.	OMG	2.172%	USA
		Ultralife Batteries, Inc.	ULBI	0.602%	USA
Energy Conversion	9.05%	Amerigon Incorporated	ARGN	1.672%	USA
		Ballard Power Systems Inc.	BLDP	1.601%	Canada
		FuelCell Energy, Inc.	FCEL	1.837%	USA
		Medis Technologies Ltd.	MDTL	2.043%	USA
		Plug Power Inc.	PLUG	1.897%	USA
Greener Utilities	5.263%	IDACORP, Inc.	IDA	1.777%	USA
		Portland General Electric Company	POR	1.575%	USA
		Puget Energy, Inc.	PSD	1.911%	USA

December 2007	Page 15